April 17, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:	Steve Lo

Craig Arakawa

John Coleman

Anuja A. Majmudar

Irene Barberena-Meissner

Re:	Lifezone Metals Limited

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted February 27, 2023

CIK No. 0001958217

To the addressees set forth above:

On behalf of Lifezone Metals Limited (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form F-4 (the “Form F-4”), originally confidentially submitted on January 3, 2023 and amended on February 27, 2023. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed its initial public filing of the Form F-4 (the “Initial Filing”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated March 17, 2023, relating to the Form F-4. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Initial Filing.

Draft Registration Statement Amendment No. 1 on Form F-4 submitted February 27, 2023

Questions and Answers About the Proposed Transactions

Q: What are the risks to GoGreen shareholders relating to the Tranche 3 Investment from BHP?,

1.	We note your response to our prior comment 10 that the Company believes that both scenarios mentioned in our comment will have a limited economic impact on its shareholders, including the GoGreen shareholders. However, we note your disclosure on page 173 stating that the projections included in your prospectus reflect LHL’s proportionate interest in TNL and BHP’s 17% shareholding of KNL, and that in the event BHP exercises its Option under the Tranche 3 Option Agreement, BHP would own a majority equity interest in KNL (representing a 51% indirect interest in TNL) and the Adjusted EBITDA attributable to Lifezone Metals would decrease proportionally. Please revise this Q&A and related risk factors to reflect this potential economic impact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 64 of the Initial Filing.

The Business Combination

Background of the Proposed Transactions

Description of negotiation process with candidates other than Lifezone, page 162

2.	We note your response to prior comment 17 and reissue the comment in part. Please revise your disclosure to summarize the analyses performed by Sprott and presented to GoGreen on February 23, 2022 that considered comparable companies and various scenarios for Lifezone’s mine development.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 165-166 of the Initial Filing.

Material Tax Considerations, page 177

3.	We note your response to our prior comment 19 and reissue it in part. Please revise your disclosures to identify tax counsel.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the Initial Filing.

The Description of the Kabanga Project, page 253

4.	Please revise all mineral resource tables to include the metallurgical recovery factor and to not sum the inferred resources with measured and indicated resources as required by Item 1304(d)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 219 and 269 of the Initial Filing.

Unaudited Pro Forma Condensed Combined Financial Information

Earnout, page 287

5.	We note your response to prior comment 26 regarding the earnout arrangements with the Sponsor and the LHL shareholders. Please disclose how you determined the valuations for each of the earnout shares, providing details of the methods used and significant assumptions made.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 307 and 308 of the Initial Filing.

Lifezone Limited

Consolidated Financial Statements For the Years Ended 31 December 2021 and 2020

Statement of Comprehensive (Loss) Income for the Years Ended December 31, 2021 and

December 31, 2020, page F-26

6.	We note that all or a majority of your management and consulting revenue is derived from related parties for the years ended December 31, 2021 and 2020. Please revise to separately state and label these amounts as revenue from related parties on the face of your statement of comprehensive income to comply with Rule 4-08(k) of Regulation S-X.

Response: The Company respectfully submits that the financial statements of Lifezone Limited that were included in Amendment No. 1 to the Form F-4 (because the financial years presented in Amendment No. 1 to the Form F-4 all preceded the Lifezone Holdings Transaction and the Flip-Up) are no longer included in the Form F-4, as the Initial Filing instead includes the consolidated financial statements for LHL for fiscal years 2022 and 2021. However, the disclosure on page F-25 of the Initial Filing is responsive to the Staff’s comment.

Kabanga Nickel Limited

Consolidated Financial Statements For the Year Ended December 31, 2021 and 2020

Consolidated Statement of Cash Flows, page F-49

7.	We note you have provided revised disclosure about the cash flow restatement at Note 16 in response to prior comment 36. However you continue to present the release of the $8 million restricted deposit from escrow as a cash flow from operating activity in your statement of cash flow. Please clarify or revise. In addition, revise Note 16 Restatement on page F-67 to describe the nature of error. Refer to paragraph 49(a) of IAS 8.

Response: The Company respectfully submits that the continued presentation of the release of the $8 million restricted deposit from escrow as a cash flow from operating activity in KNL’s statement of cash flow was a typographical error in Amendment No. 1 to the Form F-4 and that the error was otherwise corrected in KNL’s financial statements.

Regarding the Staff’s comment to revise Note 16, the Company respectfully submits that the financial statements of KNL that were included in Amendment No. 1 to the Form F-4 (because the financial years presented in Amendment No. 1 to the Form F-4 all preceded the Lifezone Holdings Transaction and the Flip-Up) are no longer included in the Form F-4, as the Initial Filing instead includes the consolidated financial statements for LHL for fiscal years 2022 and 2021, which do not include the relevant note regarding restatement.

Notes to the Consolidated Financial Statements

12 Interests in Other Entities, page F-63

8.	We note your response to prior comment 37 and understand that you have accounted for the purchase of Kabanga Holdings as an asset acquisition. Please clarify whether you recorded the mining data asset as an exploration and evaluation asset under IFRS 6. If so, please expand your disclosure to identify and label your exploration and evaluation assets as a separate class of assets providing the disclosures required by paragraphs 23 through 25 of IFRS 6.

Response: The Company respectfully submits that the financial statements of KNL that were included in Amendment No. 1 to the Form F-4 (because the financial years presented in Amendment No. 1 to the Form F-4 all preceded the Lifezone Holdings Transaction and the Flip-Up) are no longer included in the Form F-4, as the Initial Filing instead includes the consolidated financial statements for LHL for fiscal years 2022 and 2021, wherein the mining data asset has been recorded as an exploration and evaluation asset. The disclosures on pages F-26 and F-55 of the Initial Filing are responsive to the Staff’s comment.

Item 21. Exhibits and Financial Statement Schedules

96.1, page II-3

9.	Please discuss the following observations with your qualified person and arrange to obtain and file a revised Technical Report Summary:

●	Please do not combine inferred mineral resources with measured and indicated mineral resources; rather report inferred resources in a separate column or row consistent with the resource tables shown in Item 1303 and Item 1304 of Regulation S- K.
●	Remove all historical mineral resources, or mineral resources that are not current.
●	Disclose the equation for your cut-off grade calculation.
●	Provide information regarding the criteria used to classify a resource as inferred, indicated, or measured as required by Item 601(b)(96)(iii)(B)(11)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has obtained and filed as Exhibit 96.1 to the Initial Filing a revised Technical Report Summary. In response to the Staff’s comment (i) “Please do not combine inferred mineral resources with measured and indicated mineral resources; rather report inferred resources in a separate column or row consistent with the resource tables shown in Item 1303 and Item 1304 of Regulation S-K”, the qualified person has revised pages 16 and 112 of the Technical Report Summary; (ii) “Disclose the equation for your cut-off grade calculation”, the qualified person has revised pages 109-110 of the Technical Report Summary; and (iii) “Provide information regarding the criteria used to classify a resource as inferred, indicated, or measured as required by Item 601(b)(96)(iii)(B)(11)(iv) of Regulation S-K”, the qualified person has revised pages 105-108 of the Technical Report Summary.

In response to the Staff’s comment “Remove all historical mineral resources, or mineral resources that are not current”, the Company respectfully submits that the Technical Report Summary does not contain any mineral resources that are historical or not current, and the Company respectfully refers the Staff to the statement in Section 1.6 of the Technical Report Summary that provides that “Mineral Resource estimates for the [Kabanga] Project have been reviewed and are considered to be based on industry best practices and conform to the requirements of S-K 1300 and are suitable for reporting as current estimates of mineral resources”.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:

John Dowd

GoGreen Investments Corporation

1021 Main Street, Suite 1960

Houston, Texas 77002

John Dowd

Lifezone Metals Limited

c/o GoGreen Investments Corporation

1021 Main Street, Suite 1960

Houston, Texas 77002

Nick S. Dhesi

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

United States

Chris Showalter

Keith Liddell

Lifezone Holdings Ltd

Commerce House

1 Bowring Road, Ramsey

Isle of Man, IM8 2LQ

Richard Hall

Alyssa Caples

G.J. Ligelis Jr.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Tom Coulter

Travers Smith LLP

10 Snow HI

London EC1A 2AL

United Kingdom

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